EXHIBIT 2

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                October 18, 2009

TEL AVIV STOCK EXCHANGE          SECURITIES AUTHORITY

www.tase.co.il                   www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

 Subject of the Event: Extension of the Tenure of the Chairman of the Board and
                                General Manager

At its meeting on October 25, 2009, the Bank's Board of Directors approved the extension of the tenure of the Chairman of the Board of the Bank, Dr. R. Cohen and of the Bank's General Manager, Mr. A. Galili, until April 30, 2010 or until the privatization of the Bank, whichever is earlier. Pursuant to the current employment agreements of Dr. R. Cohen and Mr. U. Galili, their employment is to continue until December 31, 2009, or until the privatization or dissolution of the Bank, whichever is earlier.

This extension is intended to prevent a managerial vacuum in the event that the privatization process of the Bank shall continue beyond December 31, 2009.

The employment terms of Dr. R. Cohen and Mr. U. Galili during the additional tenure approved as described above will be discussed and approved by the Board of Directors at a later date.

Pursuant to the provisions of the Banking Ordinance, 1941, the extension of the tenure of Dr. R. Cohen and Mr. U. Galili requires the approval of the Supervisor or Banks.

The date and time when the Company was first made aware of the event or matter:

October 25, 2009 at 3:30 P.M.